Subsequent Event - Annual Meeting

The fund held its annual meeting of shareholders on August 15, 2014 to consider the election of directors. The holders of the fund’s VMTP Shares were entitled to elect two of the fund’s directors (in this case, Roger A. Gibson and Leonard W. Kedrowski), and the remaining three directors were elected by the holders of the VMTP shares and common shareholders, voting together as a single class. The number of votes cast for and the number of votes withheld are set forth below.

	Shares Voted For	Shares Withheld
Roger A. Gibson	130	0
John P. Kayser	1,053,728	14,856
Leonard W. Kedrowski	130	0
Richard K. Riederer	1,053,728	14,856
James M. Wade	1,053,728	14,856